FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: September 14, 2007	By: /s/ Lorna MacGillivray Lorna MacGillivray Corporate Secretary and General Counsel

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT
September 13, 2007	AMEX:GLE

GLENCAIRN PROVIDES UPDATE ON ITS BELLAVISTA MINE

Cyanide Concentrations Successfully Reduced

Glencairn Gold Corporation reports that the environmental protection measures implemented since July at the Bellavista Mine in the Miramar area of Costa Rica have successfully reduced cyanide concentrations. The Company moved proactively to suspend mining operations on July 25th and then implemented environmental protection measures to ensure cyanide used in the heap leach processing on the site was rinsed from the site’s leach pads and the cyanide destroyed.

Sampling of solution discharge from the leach pad as well as solid sampling of the leach pad has confirmed that cyanide concentrations are now at acceptable levels that pose no threat to the environment. The Company’s analysis of cyanide levels from water and solid samples have been confirmed by independent laboratories.

Glencairn’s environmental protection measures included detailed monitoring of the solution discharge from the pad and solid samples taken from trenches and boreholes in the leach pad itself. To ensure that the site is secure and environmental protection maintained, all cyanide or other potential contaminants common to the mining operations have been removed from the site. Rinsing of the leach pad, monitoring and sampling of solution discharge as well as solid sampling are continuing until a final technical status report is complete.

Rainfall in the Miramar area of Costa Rica has continued to be abnormally heavy and has caused surface erosion in some areas of the mine site. The mine has implemented remedial actions such as placing protective tarping to reduce rain induced erosion and is reinforcing and filling eroded areas.

The deep seated ground creep is continuing in certain areas of the mine site. In some areas of the site, there has been no movement recorded. The mine pit area and the areas where the major mining equipment, including the mill and crushing plant, are located have not been affected by the ground movement. The deep seated creep is occurring in the area between the processing plant and the leach pads and following deep bedrock troughs at the contact between the andesite basement and the paleosoil layer.

“Our operations team at the Bellavista Mine has done an excellent job in implementing our environmental protection measures to deal with this issue”, said Peter Tagliamonte, President and Chief Executive Officer of Glencairn Gold Corporation. “With the successful reduction of cyanide levels, concern that ground creep movement could compromise the liner, subliner and drain system is no longer critical and any potential impacts on the environment have been significantly reduced.”

Glencairn has maintained an open information exchange and positive relationship with government authorities and the local community in Costa Rica with respect to monitoring, reporting and future planning.

Glencairn is continuing to work with its team of geotechnical experts to ensure that the technical understanding and interpretation is handled in a proper and effective manner. Geotechnical drilling is continuing in order to gain additional data and understanding as recommended by the consulting experts. If a cost-efficient permanent solution is not found to the ground movement problem or required permitting for remediation is not obtained, it is possible that the Bellavista Mine may remain on hold indefinitely.

About Glencairn Gold Corporation

Glencairn is a gold producer with mining and exploration activities focused in Central America. The Company operates the Limon Mine in Nicaragua, owns the Bellavista Mine in Costa Rica and plans to convert a third mine, the Libertad Mine in Nicaragua, to conventional milling and expand annual gold output. It holds a 60% interest in the Cerro Quema advanced gold project in Panama and a 100% interest in the Mestiza gold property 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Glencairn is committed to growth by optimizing current operations and expanding mineral reserves at existing mines.

For further information, please contact:

Glencairn Gold Corporation Peter Tagliamonte, President/CEO 416-860-0919 pwt@glencairngold.com	Renmark Financial Communications Inc. Tina Cameron 514-939-3989 tcameron@renmarkfinancial.ca

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that a solution to the ground movement at Bellavista will be found, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.